Exhibit 99.1

SIGMA LITHIUM DELIVERS ON ZERO TAILINGS STRATEGY, RECEIVES FIRST PAYMENT AND OBTAINS PREMIUM PRICING FOR SALE OF GREEN LITHIUM AT 9% OF LIOH INDEX

•	Sigma Lithium is delivering on its pioneering “Zero Tailings” environmental sustainability strategy, eliminating the environmental footprint of tailings with a positive ecosystem impact.

•	The Company received the first payment on its first shipment under a three-year environmental offtake agreement to sell 100% of its Green Tailings (the “Green Tailings Environmental Offtake”) together with one spot shipment of 15,000 tonnes of Green Lithium.

o	Green Tailings are high-purity, zero chemicals, approximately 1.3% lithium oxide (“Li2O”), ultra-fine tailings generated by the Company’s Greentech Lithium Processing Plant (“Greentech Plant”) as a by-product.

o	Green Lithium is high purity 5.5% battery grade sustainable lithium produced by the Greentech Plant.

•	The Green Tailings Environmental Offtake and the spot sale agreement were concurrently signed on May 3, 2023, with Yahua, one of the largest lithium chemical refiners for electric vehicles in the world, with a leading industry position and customer relationships that include LG Chem, LG Energy Solution and leading original equipment manufacturers (“OEMs”).

o	100% of Green Tailings are expected to be upcycled into battery grade lithium concentrate by Yahua, lowering Yahua’s and its customers’ scope 3 carbon emissions by using upcycled feedstock.

•	The Company received 50% prepayment in advance of these shipments and achieved premium pricing:

o	Green Lithium: 9% of lithium hydroxide index

o	Green Tailings: 9% of lithium hydroxide index, with deductions for grade, processing and tolling costs

•	This shipment of 30,000 tonnes is in the process of being transported and stored at port to be shipped in early June, and is comprised of 15,000 tonnes of Green Tailings and 15,000 tonnes of Green Lithium.

•	The Greentech Plant generates coarse gravel tailings as an additional by-product, 100% of which are being donated to neighboring communities to pave dirt roads, enabling improved access to rural areas that are mostly blocked during wet season in Vale do Jequitinhonha, also known as Lithium Valley.

VANCOUVER, CANADA – (May 26, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to announce that it is delivering on its pioneering “Zero Tailings” environmental sustainability strategy, eliminating the environmental footprint of tailings with a positive ecosystem impact.

The Company received the first payment on its first shipment under the Green Tailings Environmental Offtake to sell 100% of its Green Tailings for up to three years to Yahua International Investment and Development Co., Ltd. (“Yahua”). Sigma Lithium’s Zero Tailings strategy ensures that lithium material is neither wasted nor consigned to environmentally hazardous tailings dams, making the Company the world’s first lithium producer to achieve Zero Tailings from the onset.

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The Green Tailings Environmental Offtake agreement signed on May 3, 2023, comprises the sale of up to 300,000 tonnes of Green Tailings per year for up to three years to be upcycled into battery grade lithium concentrate for use in electric vehicle battery production. In addition, the Company concurrently entered into a spot sale agreement with Yahua for the sale of 15,000 tonnes of Green Lithium.

Yahua is one of the largest lithium chemical refiners for electric vehicles in the world, with a leading industry position and customer relationships that include LG Chem, LG Energy Solution and leading OEMs.

“Achieving Zero Tailings marks a major milestone for Sigma Lithium and for the battery materials industry, demonstrating that lithium battery materials can be produced in harmony with the environment and without hazardous tailings dams,” said Ana Cabral-Gardner, Sigma Lithium CEO and Co-Chairperson. “Our Zero Tailings strategy enables Sigma Lithium to lead the way in the inception of a sustainable global supply chain for the next generation of electric vehicles built in line with the ethos of the consumer to meet the accelerated global demand for lithium.”

“Reaching Zero Tailings is a result of our consistent investments in clean technologies over the last five years to deliver on our commitment to achieve a green process flowsheet for lithium materials. The successful operation of our Greentech Plant, which uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings, is a testament to this commitment and a model of environmental sustainability.”

“As a producer of Green Lithium, Sigma Lithium is helping to elevate Brazil’s role in the energy transition while creating a positive impact on the communities in Vale do Jequitinhonha, also known as Lithium Valley, through our continued collaboration with federal and state government leaders.”

Sigma Lithium began trucking Green Lithium and Green Tailings in April 2023, stockpiling the materials in its two warehouses at Vitoria Port in preparation for its first shipment. Green Lithium and Green Tailings shipment volume continues to increase daily and is on track to achieve the expected ramp-up volumes for 2023.

Figures 1 and 2: Green Tailings being prepared for shipment, to be upcycled into battery grade lithium concentrate

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Figures 3 and 4: Coarse gravel tailings being used to pave roads in Vale do Jequitinhonha

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Green Lithium in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project, Araçuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc.; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (Meng), FAIG, GE21 Consultoria Mineral; and Noel O’Brien, B.E., MBAC, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmaca.com

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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